

June 14, 2011

Via E-mail
Mr. Ralph W. Babb, Jr.
Chairman, President and Chief Executive Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

> **Re:** **Comerica Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10706**

Dear Mr. Babb,

We have reviewed your response dated May 26, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 13

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies – Nonperforming Assets, page 81

1.   We note your response to comment six of our letter dated May 12, 2011. In your revised disclosure, you state that business loan charge-offs occur when you determine such loans to be partially or fully uncollectible based on an assessment of the borrower's ability to

pay and the value of any collateral. We acknowledge that facts and circumstances related to each business loan may be different in determining that a loan should be charged-off; however, we believe specific disclosure regarding loan charge-offs is useful in understanding your accounting for nonperforming assets. Accordingly, please revise your disclosure in future filings to clarify whether, in addition to your qualitative assessment, you have an established threshold in terms of days past due beyond which you partially or fully charge-off all business loans.

You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Angela M. Connell for

Suzanne Hayes
Assistant Director